For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1861257

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

OCTOBER 3 1 OCTOBRE, 2011

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1. The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT) :

AURICO GOLD INC. / OR AURICO INC.

2. The address of the registered office is:
Adresse du siège social :

320 Bay Street, Suite 1520

Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

City of Toronto — ONTARIO — M5H 4A6

Name of Municipality or Post Office /
Nom de la municipalité ou du bureau de poste

Postal Code/*Code postal*

3. Number of directors is:
Nombre d'administrateurs :

Fixed number / *Nombre fixe*:

OR minimum and maximum / ***OU*** *minimum et maximum*: 3 — 9

4. The director(s) is/are: / *Administrateur(s) :*

First name, middle names and surname *Prénom, autres prénoms et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal*	Resident Canadian State 'Yes' or 'No' *Résident canadien Oui/Non*
See page 1A attached.		

4. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State 'Yes' or 'No' Résident canadien Oui/Non
Colin Benner	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Ronald Smith	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Rene Marion	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Luis Chavez	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	No
Richard Colterjohn	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Alan R. Edwards	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	No
Terrence A. Lyons	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Mark Daniel	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes
Patrick D. Downey	c/o 320 Bay Street Suite 1520 Toronto, Ontario M5H 4A6	Yes

5. Method of amalgamation, check A or B
Méthode choisie pour la fusion – Cocher A ou B :

A - **Amalgamation Agreement / *Convention de fusion* :**

☐ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the *Business Corporations Act* on the date set out below.
Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la Loi sur les sociétés par actions *à la date mentionnée ci-dessous.*

or
ou

B - **Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / *Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales* :**

☑ The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the *Business Corporations Act* on the date set out below.
Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à l'article 177 de la Loi sur les sociétés par actions *à la date mentionnée ci-dessous.*

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

AURICO GOLD INC./OR AURICO INC.

and are more particularly set out in these articles.
et sont énoncés textuellement aux présents statuts.

Names of amalgamating corporations *Dénomination sociale des sociétés qui fusionnent*	Ontario Corporation Number *Numéro de la société en Ontario*	Date of Adoption/Approval *Date d'adoption ou d'approbation* Year *année* / Month *mois* / Day *jour*
AURICO GOLD INC./OR AURICO INC.	1854794	2011 10 26
NORTHGATE MINERALS CORPORATION	1708003	2011 10 26

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

1. Voting - Holders of common shares shall be entitled to receive notice of, attend and vote at any meetings of the shareholders of the Corporation, except meetings at which only the holders of another particular class of shares of the Corporation may vote. Each common share shall entitle the holder thereof to one (1) vote.

2. Dividends - The holders of the common shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, in their absolute discretion, out of the monies of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the Board of Directors may from time to time declare.

3. Liquidation, Dissolution or Winding-Up - In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the holders of common shares shall be entitled to share equally, share for share, in the remaining property of the Corporation.

9. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

10. Other provisions, (if any):
Autres dispositions, s'il y a lieu :

None.

11. The statements required by subsection 178(2) of the *Business Corporations Act* are attached as Schedule "A".
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions *constituent l'annexe A.*

12. A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l'annexe B.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and **original signature** of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). **Only a director or authorized signing officer can sign on behalf of the corporation.** / *Nom et* ***signature originale*** *d'un administrateur ou d'un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire).* ***Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.***

AURICO GOLD INC./OR AURICO INC.

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

[signature]	Colin K. Benner	Chairman
Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

NORTHGATE MINERALS CORPORATION

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

	Matthew J. Howorth	Vice-President
Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and **original signature** of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). **Only a director or authorized signing officer can sign on behalf of the corporation.** / *Nom et **signature originale** d'un administrateur ou d'un signataire autorisé de cheque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex. : président, secrétaire). **Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.***

AURICO GOLD INC./OR AURICO INC.

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Colin K. Benner Print name of signatory / *Nom du signataire en lettres moulées*	Chairman Description of Office / *Fonction*

NORTHGATE MINERALS CORPORATION

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

[signature] Signature / *Signature*	Matthew J. Howorth Print name of signatory / *Nom du signataire en lettres moulées*	Vice-President Description of Office / *Fonction*

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*

Names of Corporations / *Dénomination sociale des sociétés*

By / *Par*

Signature / *Signature*	Print name of signatory / *Nom du signataire en lettres moulées*	Description of Office / *Fonction*